Pricing Supplement No. J685 To Product Supplement No. I dated May 4, 2015, Prospectus Supplement dated May 4, 2015 and Prospectus dated May 4, 2015	Filed Pursuant to Rule 424(b)(2) Registration Statement Nos. 333-202913 and 333-180300-03 March 28, 2017

Structured Investments	Credit Suisse $15,000,000 Autocallable Notes due April 6, 2020 Linked to the Performance of the VanEck Vectors™ Oil Services ETF

•	Investors will not receive any interest or dividend payments. The notes do not guarantee any return of principal at maturity.
•	If a Trigger Event occurs on any Trigger Observation Date, the notes will be automatically redeemed and investors will be entitled to receive a cash payment equal to the principal amount of notes they hold plus the Automatic Redemption Premium applicable to that Trigger Observation Date, as set forth below.
•	If the notes are not automatically redeemed and a Knock-In Event does not occur, for each $1,000 principal amount of notes investors hold, investors will be entitled to receive a Redemption Amount of $1,000 plus the Contingent Return of 33%.
•	If the notes have not been automatically redeemed and a Knock-In Event occurs, investors will lose 1% of their principal for each 1% decline in the level of the Underlying from the Initial Level to the Final Level. You could lose your entire investment.
•	Senior unsecured obligations of Credit Suisse maturing April 6, 2020. Any payment on the notes is subject to our ability to pay our obligations as they become due.
•	Minimum purchase of $10,000. Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.
•	The notes priced on March 28, 2017 (the “Pricing Date”) and are expected to settle on April 4, 2017 (the “Settlement Date”). Delivery of the notes in book-entry form only will be made through The Depository Trust Company.
•	The notes will not be listed on any exchange.

Investing in the notes involves a number of risks. See “Selected Risk Considerations” beginning on page 8 of this pricing supplement and “Risk Factors” beginning on page PS-3 of the accompanying product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Issuer
Per security	$1,000.00	$12.50	$987.50
Total	$15,000,000.00	$187,500.00	$14,812,500.00

(1) J.P. Morgan Securities LLC, which we refer to as JPMS LLC, and JPMorgan Chase Bank, N.A. will act as placement agents for the notes. The placement agents will receive a fee from Credit Suisse or one of our affiliates of $12.50 per $1,000 principal amount of notes.

Credit Suisse currently estimates the value of each $1,000 principal amount of the notes on the Pricing Date is $985.10 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the notes (our “internal funding rate”)). See “Selected Risk Considerations” in this pricing supplement.

The notes are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

J.P. Morgan

Placement Agent

March 28, 2017

Key Terms

Issuer:	Credit Suisse AG (“Credit Suisse”), acting through its London branch
Underlying:	The notes are linked to the performance of the Underlying set forth in the table below. For more information on the Underlying, see “The VanEck Vectors™ Oil Services ETF” herein. The Underlying is identified in the table below, together with its Bloomberg ticker symbol, Initial Level, Knock-In Level and Trigger Level:
	Underlying	Ticker	Initial Level	Knock-In Level	Trigger Level
	VanEck Vectors™ Oil Services ETF	OIH UP <Equity>	$30.19	$21.13	$30.19

Automatic Redemption:	If a Trigger Event occurs on any Trigger Observation Date, the notes will be automatically redeemed and you will be entitled to receive a cash payment equal to the principal amount of notes you hold plus the Automatic Redemption Premium applicable to that Trigger Observation Date. Payment will be made in respect of such redemption on the immediately following Automatic Redemption Date, and no further payments on the notes will be made.
Trigger Event:	A Trigger Event will occur if, on any Trigger Observation Date, the closing level of the Underlying on such Trigger Observation Date is equal to or greater than the Trigger Level.
Trigger Level:	100% of the Initial Level, as set forth in the table above.
Trigger Observation Dates:	April 10, 2018 and March 28, 2019, subject to postponement as set forth in the accompanying product supplement under “Description of the Securities—Postponement of calculation dates.” For the purposes of this pricing supplement, each “Trigger Observation Date” is a calculation date.
Automatic Redemption Dates:	April 13, 2018 and April 4, 2019 or the next business day if such day is not a business day, subject to postponement as set forth in the accompanying product supplement under “Description of the Securities—Postponement of calculation dates.”
Automatic Redemption Premium:	For each $1,000 principal amount of notes you hold:
• $110 if a Trigger Event occurs on the first Trigger Observation Date
• $220 if a Trigger Event occurs on the second Trigger Observation Date
Redemption Amount:	If the notes are not automatically redeemed, you will be entitled to receive a Redemption Amount in cash at maturity that will equal the principal amount of the notes you hold multiplied by the sum of one plus the Underlying Return of the Underlying, calculated as set forth below. Any payment on the notes is subject to our ability to pay our obligations as they become due.
Underlying Return:	The Underlying Return is expressed as a percentage and is calculated as follows:
• if a Knock-In Event does not occur, the Contingent Return.
• if a Knock-In Event occurs, an amount calculated as follows:

Final Level – Initial Level Initial Level

If the notes are not automatically redeemed prior to maturity and a Knock-In Event occurs, the Underlying Return will be negative and you will receive less than the principal amount of your notes at maturity. You could lose your entire investment.
Knock-In Event:	A Knock-In Event occurs if the Final Level is less than the Knock-In Level.
Knock-In Level:	Approximately 70% of the Initial Level, as set forth in the table above.
Initial Level:	The closing level of the Underlying on the Pricing Date, as set forth in the table above.
Final Level:	For each Underlying, the arithmetic average of the closing levels of such Underlying on each of the five Valuation Dates.
Contingent Return:	33%
Valuation Dates:	March 24, 2020, March 25, 2020, March 26, 2020, March 27, 2020 and March 30, 2020 (each a “Valuation Date” and March 30, 2020, the “Final Valuation Date”), subject to postponement as set forth in the accompanying product supplement under “Description of the Securities—Postponement of calculation dates.”

Maturity Date:	April 6, 2020, subject to postponement as set forth in the accompanying product supplement under “Description of the Securities—Postponement of calculation dates.”
CUSIP:	22548QYQ2

Additional Terms Specific to the Notes

You should read this pricing supplement together with the product supplement dated May 4, 2015, the prospectus supplement dated May 4, 2015 and the prospectus dated May 4, 2015, relating to our Medium-Term Notes of which these notes are a part. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement No. I dated May 4, 2015:

http://www.sec.gov/Archives/edgar/data/1053092/000095010315003534/dp55815_424b2-psno1.htm

•	Prospectus supplement and Prospectus dated May 4, 2015:

http://www.sec.gov/Archives/edgar/data/1053092/000104746915004333/a2224570z424b2.htm

In the event the terms of the notes described in this pricing supplement differ from, or are inconsistent with, the terms described in the product supplement, prospectus supplement or prospectus, the terms described in this pricing supplement will control.

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this pricing supplement, “we,” “us,” or “our” refers to Credit Suisse.

This pricing supplement, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, fact sheets, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. We may, without the consent of the registered holder of the notes and the owner of any beneficial interest in the notes, amend the notes to conform to its terms as set forth in this pricing supplement and the documents listed above, and the trustee is authorized to enter into any such amendment without any such consent. You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” in this pricing supplement and “Risk Factors” in the accompanying product supplement, “Foreign Currency Risks” in the accompanying prospectus, and any risk factors we describe in the combined Annual Report on Form 20-F of Credit Suisse Group AG and us incorporated by reference therein, and any additional risk factors we describe in future filings we make with the SEC under the Securities Exchange Act of 1934, as amended, as the notes involve risks not associated with conventional debt securities. You should consult your investment, legal, tax, accounting and other advisors before deciding to invest in the notes.

Hypothetical Redemption Amounts

The table and examples below illustrate hypothetical payments upon Automatic Redemption and Redemption Amounts payable at maturity, as applicable, on a $1,000 investment in the notes for a range of scenarios. The table and examples assume that (i) the Trigger Level is 100% of the Initial Level, (ii) the Automatic Redemption Premiums applicable to the first and second Trigger Observation Dates are $110 and $220, respectively, (iii) the Knock-In Level is 70% of the Initial Level and (iv) the Contingent Return is 33%. The actual Trigger Level, Automatic Redemption Premiums, Contingent Return and Knock-In Level are set forth in “Key Terms” herein. The examples are intended to illustrate hypothetical calculations of the payment upon Automatic Redemption and the Redemption Amount payable at maturity, as applicable, and are provided for illustration purposes only. The actual payment upon Automatic Redemption or the Redemption Amount payable at maturity, as applicable, that a purchaser of the notes will be entitled to receive will depend on several variables, including, but not limited to (a) whether the closing level of the Underlying is equal to or greater than the Trigger Level on any Trigger Observation Date, (b) the Final Level and (c) whether a Knock-In Event occurs. It is not possible to predict whether a Trigger Event or a Knock-In Event will occur, and in the event that the notes are not automatically redeemed and there is a Knock-In Event, by how much the level of the Underlying has decreased from the Initial Level to the Final Level. You should consider carefully whether the notes are suitable to your investment goals. Any payment on the notes is subject to our ability to pay our obligations as they become due. The numbers appearing in the following table and the examples below have been rounded for ease of analysis.

TABLE: The notes are not automatically redeemed.

Percentage Change from the Initial Level to the Final Level	Underlying Return	Redemption Amount
100.00%	33.00%	$1,330.00
90.00%	33.00%	$1,330.00
80.00%	33.00%	$1,330.00
70.00%	33.00%	$1,330.00
60.00%	33.00%	$1,330.00
50.00%	33.00%	$1,330.00
40.00%	33.00%	$1,330.00
30.00%	33.00%	$1,330.00
20.00%	33.00%	$1,330.00
10.00%	33.00%	$1,330.00
0.00%	33.00%	$1,330.00
−10.00%	33.00%	$1,330.00
−20.00%	33.00%	$1,330.00
−30.00%	33.00%	$1,330.00
−31.00%	−31.00%	$690.00
−40.00%	−40.00%	$600.00
−50.00%	−50.00%	$500.00
−60.00%	−60.00%	$400.00
−70.00%	−70.00%	$300.00
−80.00%	−80.00%	$200.00
−90.00%	−90.00%	$100.00
−100.00%	−100.00%	$0.00

Example 1: The level of the Underlying increases by 10% from the Initial Level to the closing level on the first Trigger Observation Date.

Since the closing level of the Underlying is equal to or greater than the Trigger Level on the first Trigger Observation Date, the notes are automatically redeemed.

Therefore, the cash payment per $1,000 principal amount of notes is equal to $1,000 plus the Automatic Redemption Premium applicable to the first Trigger Observation Date:

= $1,000 + $110 = $1,110

Example 2: A Trigger Event does not occur on the first Trigger Observation Date; the closing level of the Underlying on the second Trigger Observation Date is equal to the Initial Level.

Since the closing level of the Underlying is equal to or greater than the Trigger Level on the second Trigger Observation Date, the notes are automatically redeemed.

Therefore, the cash payment per $1,000 principal amount of notes is equal to $1,000 plus the Automatic Redemption Premium applicable to the second Trigger Observation Date:

= $1,000 + $220 = $1,220

Example 3: A Trigger Event does not occur on any Trigger Observation Date; the level of the Underlying increases by 60% from the Initial Level to the Final Level.

Since the Final Level is equal to or greater than the Knock-In Level, a Knock-In Event does not occur. Therefore, the Underlying Return will equal the Contingent Return of 33%.

The Redemption Amount = $1,000 × (1 + Underlying Return)

= $1,000 × 1.33 = $1,330

If the notes are not automatically redeemed and a Knock-In Event does not occur, the appreciation potential of the notes will be limited to the Contingent Return, regardless of any appreciation in the Underlying.

Example 4: A Trigger Event does not occur on any Trigger Observation Date; the level of the Underlying decreases by 10% from the Initial Level to the Final Level.

Since the Final Level is equal to or greater than the Knock-In Level, a Knock-In Event does not occur. Therefore, the Underlying Return will equal the Contingent Return of 33%.

The Redemption Amount = $1,000 × (1 + Underlying Return)

= $1,000 × 1.33 = $1,330

Example 5: A Trigger Event does not occur on any Trigger Observation Date; the level of the Underlying decreases by 60% from the Initial Level to the Final Level.

Since the Final Level is less than the Knock-In Level, a Knock-In Event occurs. Therefore, the Redemption Amount is determined as follows:

Underlying Return	=	(Final Level - Initial Level) / Initial Level
	=	−60%
Redemption Amount	=	$1,000 × (1 + Underlying Return)
	=	$1,000 × 0.40
	=	$400

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Underlying. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

•	YOU MAY RECEIVE LESS THAN THE PRINCIPAL AMOUNT AT MATURITY — You may receive less at maturity than you originally invested in the notes, or you may receive nothing. If the notes are not automatically redeemed and a Knock-In Event occurs, you will be fully exposed to any depreciation in the Underlying. In this case, the Redemption Amount you will be entitled to receive will be less than the principal amount of the notes, and you will lose your entire investment if the Final Level falls to zero. It is not possible to predict whether a Knock-In Event will occur, and in the event that there is a Knock-In Event, by how much the level of the Underlying has decreased from the Initial Level to the Final Level. Any payment on the notes is subject to our ability to pay our obligations as they become due.

•	REGARDLESS OF THE AMOUNT OF ANY PAYMENT YOU RECEIVE ON THE NOTES, YOUR ACTUAL YIELD MAY BE DIFFERENT IN REAL VALUE TERMS — Inflation may cause the real value of any payment you receive on the notes to be less at maturity than it is at the time you invest. An investment in the notes also represents a forgone opportunity to invest in an alternative asset that generates a higher real return. You should carefully consider whether an investment that may result in a return that is lower than the return on alternative investments is appropriate for you.

•	THE AVERAGING CONVENTION USED TO CALCULATE THE FINAL LEVEL COULD LIMIT RETURNS — Your investment in the notes may not perform as well as an investment in an instrument that measures the point-to-point performance of the Underlying from the Pricing Date to the Final Valuation Date (subject to the Contingent Return). Your ability to receive a return equal to the Contingent Return may be limited by the 5-day-end-of-term averaging used to calculate the Final Level, especially if there is a significant increase in the closing level of the Underlying on the Final Valuation Date. Accordingly, you may not receive the benefit of the full appreciation of the Underlying, if any, between the Pricing Date and the Final Valuation Date.

•	THE PROBABILITY THAT THE FINAL LEVEL WILL BE LESS THAN THE KNOCK-IN LEVEL WILL DEPEND ON THE VOLATILITY OF THE UNDERLYING — “Volatility” refers to the frequency and magnitude of changes in the level of the Underlying. The greater the expected volatility with respect to the Underlying on the Pricing Date, the higher the expectation as of the Pricing Date that the Final Level could be less than the Knock-In Level, indicating a higher expected risk of loss on the notes. The terms of the notes are set, in part, based on expectations about the volatility of the Underlying as of the Pricing Date. The volatility of the Underlying can change significantly over the term of the notes. The level of the Underlying could fall sharply, which could result in a significant loss of principal. You should be willing to accept the downside market risk of the Underlying and the potential to lose a significant amount of your principal at maturity.

•	THE NOTES ARE SUBJECT TO THE CREDIT RISK OF CREDIT SUISSE — Investors are dependent on our ability to pay all amounts due on the notes and, therefore, if we were to default on our obligations, you may not receive any amounts owed to you under the notes. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the value of the notes prior to maturity.

•	YOU WILL NOT BE ENTITLED TO THE CONTINGENT RETURN IF A KNOCK-IN EVENT OCCURS — If the notes are not automatically redeemed and if the Final Level is less than the Knock-In Level, you will not be entitled to receive the Contingent Return of 33% on the notes and you will be fully exposed to any depreciation of the level of the Underlying from the Initial Level to the Final Level. Under these circumstances, you will lose 1% of the principal amount of your investment for every 1% decrease in the Final Level as compared to the Initial Level. You could lose your entire investment.

•	THE NOTES DO NOT PAY INTEREST — We will not pay interest on the notes. You may receive less at maturity than you could have earned on ordinary interest-bearing debt securities with similar maturities, including other of our debt securities, since the Redemption Amount at maturity is based on the appreciation or depreciation of the Underlying. Because the Redemption Amount due at maturity may be less than the amount originally invested in the notes, the return on the notes (the effective yield to maturity) may be negative. Even if it is positive, the return payable on each security may not be enough to compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

•	APPRECIATION POTENTIAL IS LIMITED — If a Trigger Event occurs or if the notes are not automatically redeemed and a Knock-In Event does not occur, the appreciation potential of the notes will be limited to (i) the Automatic Redemption Premium applicable to the relevant Trigger Observation Date or (ii) the Contingent Return of 33%, as set forth in “Key Terms” herein, regardless of any appreciation in the Underlying, which may be significant. Any payment on the notes is subject to our ability to pay our obligations as they become due.

•	THERE ARE RISKS ASSOCIATED WITH THE UNDERLYING — Although shares of the Underlying are listed for trading on a national securities exchange and a number of similar products have been traded on various national securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Underlying or that there will be liquidity in the trading market. The Underlying is subject to management risk, which is the risk that the Underlying’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. Pursuant to the Underlying's investment strategy or otherwise, the investment advisor for the Underlying may add, delete or substitute the assets held by the Underlying. Any of these actions could adversely affect the price of the shares of the Underlying and consequently the value of the notes. For additional information on the Underlying, see “The VanEck Vectors™ Oil Services ETF” herein.

•	THE PERFORMANCE AND MARKET VALUE OF THE UNDERLYING, PARTICULARLY DURING PERIODS OF MARKET VOLATILITY, MAY NOT CORRELATE TO THE PERFORMANCE OF THE TRACKED INDEX — The Underlying will generally invest in all of the equity securities included in the MVIS™ US Listed Oil Services 25 Index, the “Tracked Index,” but may not fully replicate the Tracked Index. There may be instances where the Underlying’s investment advisor may choose to overweight a stock in the Tracked Index, purchase securities not included in the Tracked Index that the investment advisor believes are appropriate to substitute for a security included in the Tracked Index or utilize various combinations of other available investment techniques. In addition, the performance of the Underlying will reflect additional transaction costs and fees that are not included in the calculation of the Tracked Index. Finally, because the shares of the Underlying are traded on a national securities exchange and are subject to market supply and investor demand, the market value of one share of the Underlying may differ from the net asset value per share of the Underlying.

During periods of market volatility, securities held by the Underlying may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Underlying and the liquidity of the Underlying may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares in the Underlying. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Underlying. As a result, under these circumstances, the market value of shares of the Underlying may vary substantially from the net asset value per share of the Underlying. For these reasons, the performance of the Underlying may not correlate with the performance of the Tracked Index. For additional information on the Underlying, see “The VanEck Vectors™ Oil Services ETF” herein.

•	The Stocks Included in THE underlying are Concentrated in One Particular Sector — All of the stocks included in the Underlying are issued by companies in the oil services sector. As a result, the stocks that will determine the performance of the Underlying are concentrated in the oil services sector. Although an investment in the notes will not give holders any ownership or other direct interests in the stocks held by the Underlying, the return on an investment in the notes will be subject to certain risks associated with a direct equity investment in companies in the oil services sector. Accordingly, by investing in the notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in a broader range of sectors.

•	The equity securities of companies in the oil services sector are subject to swift price fluctuations — Oil services companies depend upon the level of activity in oil and gas exploration and production for their revenues. Negative short-term and long-term trends in oil and gas prices affect the level of this activity. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for oil and gas products in general. The price of oil and gas, exploration and production spending, government regulation, world events and economic conditions will likewise affect the performance of these companies. Correspondingly, the equity securities of companies in this sector are subject to swift price fluctuations caused by events relating to international politics, energy conservation, the success of exploration projects and tax and other governmental regulatory policies. Weak demand for the companies’ products or services or for oil and gas products and services in general, as well as negative developments in these other areas, would adversely impact the value of the equity securities included in the Underlying and, therefore, the level of the Underlying and the value of the notes.

•	THE ESTIMATED VALUE OF THE NOTES ON THE PRICING DATE IS LESS THAN THE PRICE TO PUBLIC — The initial estimated value of your notes on the Pricing Date (as determined by reference to our pricing models and our internal funding rate) is less than the original Price to Public. The Price to Public of the notes includes any discounts or commissions as well as transaction costs such as expenses incurred to create, document and market the notes and the cost of hedging our risks as issuer of the notes through one or more of our affiliates (which includes a projected profit). These costs will be effectively borne by you as an investor in the notes. These amounts will be retained by Credit Suisse or our affiliates in connection with our structuring and offering of the notes (except to the extent discounts or commissions are reallowed to other broker-dealers or any costs are paid to third parties).

On the Pricing Date, we value the components of the notes in accordance with our pricing models. These include a fixed income component valued using our internal funding rate, and individual option components valued using mid-market pricing. As such, the payout on the notes can be replicated using a combination of these components and the value of these components, as determined by us using our pricing models, will impact the terms of the notes at issuance. Our option valuation models are proprietary. Our pricing models take into account factors such as interest rates, volatility and time to maturity of the notes, and they rely in part on certain assumptions about future events, which may prove to be incorrect.

Because Credit Suisse’s pricing models may differ from other issuers’ valuation models, and because funding rates taken into account by other issuers may vary materially from the rates used by Credit Suisse (even among issuers with similar creditworthiness), our estimated value at any time may not be comparable to estimated values of similar securities of other issuers.

•	EFFECT OF INTEREST RATE USED IN STRUCTURING THE NOTES — The internal funding rate we use in structuring notes such as these notes is typically lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”). If on the Pricing Date our internal funding rate is lower than our secondary market credit spreads, we expect that the economic terms of the notes will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the notes. We will also use our internal funding rate to determine the price of the notes if we post a bid to repurchase your notes in secondary market transactions. See “—Secondary Market Prices” below.

•	SECONDARY MARKET PRICES — If Credit Suisse (or an affiliate) bids for your notes in secondary market transactions, which we are not obligated to do, the secondary market price (and the value used for account statements or otherwise) may be higher or lower than the Price to Public and the estimated value of the notes on the Pricing Date. The estimated value of the notes on the cover of this pricing supplement does not represent a minimum price at which we would be willing to buy the notes in the secondary market (if any exists) at any time. The secondary market price of your notes at any time cannot be predicted and will reflect the then-current estimated value determined by reference to our pricing models and other factors. These other factors include our internal funding rate, customary bid and ask spreads and other transaction costs, changes in market conditions and any deterioration or improvement in our creditworthiness. In circumstances where our internal funding rate is lower than our secondary market credit spreads, our secondary market bid for your notes could be more favorable than what other dealers might bid because, assuming all else equal, we use the lower internal funding rate to price the notes and other dealers might use the higher secondary market credit spread to price them. Furthermore, assuming no change in market conditions from the Pricing Date, the secondary market price of your notes will be lower than the Price to Public because it will not include any discounts or commissions and hedging and other transaction costs. If you sell your notes to a dealer in a secondary market transaction, the dealer may impose an additional discount or commission, and as a result the price you receive on your notes may be lower than the price at which we may repurchase the notes from such dealer.

We (or an affiliate) may initially post a bid to repurchase the notes from you at a price that will exceed the then-current estimated value of the notes. That higher price reflects our projected profit and costs that were included in the Price to Public, and that higher price may also be initially used for account statements or otherwise. We (or our affiliate) may offer to pay this higher price, for your benefit, but the amount of any excess over the then-current estimated value will be temporary and is expected to decline over a period of approximately three months.

The notes are not designed to be short-term trading instruments and any sale prior to maturity could result in a substantial loss to you. You should be willing and able to hold your notes to maturity.

•	CREDIT SUISSE IS SUBJECT TO SWISS REGULATION — As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks. For example, pursuant to Swiss banking laws, the Swiss Financial Market Supervisory Authority (FINMA) may open resolution proceedings if there are justified concerns that Credit Suisse is over-indebted, has serious liquidity problems or no longer fulfills capital adequacy requirements. FINMA has broad powers and discretion in the case of resolution proceedings, which include the power to convert debt instruments and other liabilities of Credit Suisse into equity and/or cancel such liabilities in whole or in part. If one or more of these measures were imposed, such measures may adversely affect the terms and market value of the notes and/or the ability of Credit Suisse to make payments thereunder and you may not receive any amounts owed to you under the notes.

•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes when you wish to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent, hedging our obligations under the notes and determining their estimated value. In performing these duties, the economic interests of us and our affiliates are potentially adverse to your interests as an investor in the notes. Further, hedging activities may adversely affect any payment on or the value of the notes. Any profit in connection with such hedging activities will be in addition to any other compensation that we and our affiliates receive for the sale of the notes, which creates an additional incentive to sell the notes to you.

•	UNPREDICTABLE ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — The payout on the notes can be replicated using a combination of the components described in “The estimated value of the notes on the Pricing Date is less than the Price to Public.” Therefore, in addition to the level of the Underlying, the terms of the notes at issuance and the value of the notes prior to maturity may be influenced by factors that impact the value of fixed income securities and options in general such as:

o	the expected and actual volatility of the Underlying;

o	the time to maturity of the notes;

o	the dividend rate on the equity notes included in the Underlying;

o	interest and yield rates in the market generally;

o	investors’ expectations with respect to the rate of inflation;

o	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the components included in the Underlying or markets generally and which may affect the level of the Underlying; and

o	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Some or all of these factors may influence the price that you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

•	NO OWNERSHIP RIGHTS RELATING TO THE UNDERLYING — Your return on the notes will not reflect the return you would realize if you actually owned the shares of the Underlying or the assets that comprise the Underlying. The return on your investment is not the same as the total return based on the purchase of the shares of the Underlying or the assets that comprise the Underlying.

•	NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the shares of the Underlying or the equity securities included in the Underlying.

•	ANTI-DILUTION PROTECTION IS LIMITED — The calculation agent will make anti-dilution adjustments for certain events affecting the Underlying. However, an adjustment will not be required in response to all events that could affect the Underlying. If an event occurs that does not require the calculation agent to make an adjustment, or if an adjustment is made but such adjustment does not fully reflect the economics of such event, the value of the notes may be materially and adversely affected. See “Description of the Securities—Adjustments—For a reference fund” in the accompanying product supplement.

•	THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE NOTES ARE NOT CERTAIN — There are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization, for U.S. federal income tax purposes, of instruments with terms that are substantially the same as those of the notes. No ruling from the U.S. Internal Revenue Service (the “IRS”) has been sought as to the U.S. federal income tax consequences of the ownership and disposition of the notes, and the tax treatment described under “Material U.S. Federal Income Tax Considerations” is not binding on the IRS or any court. Thus, the U.S. federal income tax consequences of the notes are not certain.

Supplemental Use of Proceeds and Hedging

We intend to use the proceeds of this offering for our general corporate purposes, which may include the refinancing of existing debt outside Switzerland. Some or all of the proceeds we receive from the sale of the notes may be used in connection with hedging our obligations under the notes through one or more of our affiliates. Such hedging or trading activities on or prior to the Pricing Date and during the term of the notes (including on any calculation date) could adversely affect the value of the Underlying and, as a result, could decrease the amount you may receive on the notes at maturity. For additional information, see “Supplemental Use of Proceeds and Hedging” in the accompanying product supplement.

The VanEck Vectors™ Oil Services ETF

We have derived all information contained herein regarding the VanEck Vectors™ Oil Services ETF from publicly available information. Such information reflects the policies of, and is subject to change by, Van Eck Associates Corporation, which maintains and manages the VanEck Vectors™ Oil Services ETF and acts as investment advisor to the VanEck Vectors™ Oil Services ETF. We have not conducted any independent review or due diligence of any publicly available information with respect to the VanEck Vectors™ Oil Services ETF.

The VanEck Vectors™ Oil Services ETF is an exchange-traded fund that seeks to replicate as closely as possible, before fees and expenses, the price and yield performance of the MVIS™ US Listed Oil Services 25 Index. The MVIS™ US Listed Oil Services 25 Index includes common stocks and depositary receipts of U.S. exchange-listed companies considered to be in the oil services sector because they derive at least 50% of their revenues from oil services to the upstream oil sector, which include oil equipment, oil services or oil drilling. Prior to May 1, 2016, the VanEck Vectors™ Oil Services ETF’s name was the Market Vectors Oil Services ETF.

VanEck Vectors ETF Trust is a registered investment company that consists of numerous separate investment portfolios, including the VanEck Vectors™ Oil Services ETF. Information filed by VanEck Vectors ETF Trust with the SEC under the Securities Exchange Act and the Investment Company Act can be found by reference to its SEC file numbers: 333-123257 and 811-10325. Shares of the VanEck Vectors™ Oil Services ETF are listed on the NYSE Arca under ticker symbol “OIH.” Information from outside sources is not incorporated by reference in, and should not be considered part of, this pricing supplement or the accompanying product supplement, the prospectus supplement and the prospectus.

Historical Information

The following graph sets forth the historical performance of the VanEck Vectors™ Oil Services ETF based on the closing level of the Underlying from January 3, 2012 through March 28, 2017. The closing level of the VanEck Vectors™ Oil Services ETF on March 28, 2017 was $30.19. We obtained the historical information below from Bloomberg, without independent verification.

You should not take the historical level of the Underlying as an indication of future performance of the Underlying or the notes. Any historical trend in the level of the Underlying during any period set forth below is not an indication that the level of the Underlying is more or less likely to increase or decrease at any time over the term of the notes.

For additional information on the VanEck Vectors™ Oil Services ETF, see “The VanEck Vectors™ Oil Services ETF” herein.

Material U.S. Federal Income Tax Considerations

The following discussion summarizes material U.S. federal income tax consequences of owning and disposing of the notes that may be relevant to holders of the notes that acquire their notes from us as part of the original issuance of the notes. This discussion applies only to holders that hold their notes as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”). Further, this discussion does not address all of the U.S. federal income tax consequences that may be relevant to you in light of your individual circumstances or if you are subject to special rules, such as if you are:

•	a financial institution,

•	a mutual fund,

•	a tax-exempt organization,

•	a grantor trust,

•	certain U.S. expatriates,

•	an insurance company,

•	a dealer or trader in securities or foreign currencies,

•	a person (including traders in securities) using a mark-to-market method of accounting,

•	a person who holds the notes as a hedge or as part of a straddle with another position, constructive sale, conversion transaction or other integrated transaction, or

•	an entity that is treated as a partnership for U.S. federal income tax purposes.

The discussion is based upon the Code, law, regulations, rulings and decisions, in each case, as available and in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and foreign laws are not addressed herein. No ruling from the U.S. Internal Revenue Service (the “IRS”) has been sought as to the U.S. federal income tax consequences of the ownership and disposition of the notes, and the following discussion is not binding on the IRS.

You should consult your tax advisor as to the specific tax consequences to you of owning and disposing of the notes, including the application of federal, state, local and foreign income and other tax laws based on your particular facts and circumstances.

Characterization of the Notes

There are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of your notes. Thus, the characterization of the notes is not certain. Our special tax counsel, Orrick, Herrington & Sutcliffe LLP, has advised that the notes should be treated, for U.S. federal income tax purposes, as prepaid financial contracts, with respect to the Underlying that are eligible for open transaction treatment. In the absence of an administrative or judicial ruling to the contrary, we and, by acceptance of the notes, you agree to treat the notes for all tax purposes in accordance with such characterization. In light of the fact that we agree to treat the notes as prepaid financial contracts, the balance of this discussion assumes that the notes will be so treated.

You should be aware that the characterization of the notes as described above is not certain, nor is it binding on the IRS or the courts. Thus, it is possible that the IRS would seek to characterize your notes in a manner that results in tax consequences to you that are different from those described below. For example, the IRS might assert that notes are debt instruments, which may result in adverse tax consequences. You should consult your tax advisor regarding the possible tax consequences of characterization of the notes as debt instruments. The notes are not, and we do not expect that the notes will be, listed on a securities exchange. In the event the notes are listed on a securities exchange and the IRS seeks to characterize your notes as options, the notes would be characterized as Code section 1256 contracts. In such case, the notes would be marked-to-market at the end of the year and 40% of any gain or loss would be treated as short-term capital gain or loss, and the remaining 60% of any gain or loss would be treated as long-term capital gain or loss. Alternatively, the IRS might assert that the notes constitute a “constructive ownership transaction,” in which case, under Code section 1260, all or a portion of your gain, if any, from the notes would be recharacterized as ordinary income, and you would be required to pay additional tax calculated by reference to interest on the tax on such recharacterized income. See “Constructive Ownership Transaction Rules” below. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the notes for U.S. federal income tax or other tax purposes.

You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of your notes for U.S. federal income tax purposes.

U.S. Holders

For purposes of this discussion, the term “U.S. Holder,” for U.S. federal income tax purposes, means a beneficial owner of securities that is (1) a citizen or resident of the United States, (2) a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust, if (a) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has in effect a valid election to be treated as a domestic trust for U.S. federal income tax purposes. If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds securities, the U.S. federal income tax treatment of such partnership and a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership, or a partner of a partnership, holding securities, you should consult your tax advisor regarding the tax consequences to you from the partnership’s purchase, ownership and disposition of the notes.

In accordance with the agreed-upon tax treatment described above (and subject to the discussion below under “Constructive Ownership Transaction Rules”), if the security provides for the payment of the redemption amount in cash based on the return of the Underlying, upon receipt of the redemption amount of the security from us, a U.S. Holder will recognize gain or loss equal to the difference between the amount of cash received from us and the U.S. Holder’s tax basis in the security at that time. Such gain or loss will be long-term capital gain or loss in the case of a U.S. Holder that has held the security for more than one year at maturity (excluding the look back observation period, if applicable) and short-term capital gain or loss otherwise. If the security provides for the payment of the redemption amount in physical shares or units of the Underlying, the U.S. Holder should not recognize any gain or loss with respect to the security (other than with respect to cash received in lieu of fractional shares or units, as described below). A U.S. Holder should have a tax basis in all physical shares or units received (including for this purpose any fractional shares or units) equal to its tax basis in the security. A U.S. Holder’s holding period for any physical shares or units received should start on the day after the delivery of the physical shares or units. A U.S. Holder should generally recognize short-term capital gain or loss with respect to cash received in lieu of fractional shares or units in an amount equal to the difference between the amount of such cash received and the U.S. Holder’s basis in the fractional shares or units, which should be equal to the U.S. Holder’s basis in all of the physical shares or units (including the fractional shares or units), multiplied by a fraction, the numerator of which is the fractional shares or units and the denominator of which is all of the physical shares or units (including fractional shares or units).

Upon the sale or other taxable disposition of a security, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s tax basis in the security. Subject to the discussion below under “Constructive Ownership Transaction Rules,” such gain or loss will be long-term capital gain or loss in the case of a U.S. Holder that has held the security for more than one year (excluding the look back observation period, if applicable) at the time of disposition and short-term capital gain or loss otherwise.

Constructive Ownership Transaction Rules

All or a portion of gain arising from certain “constructive ownership transactions” may be recharacterized as ordinary income, and certain interest charges may be imposed with respect to any such recharacterized income. These rules by their terms may apply to any gain derived from the notes if the notes reference an equity interest in a “pass-thru entity” within the meaning of Code section 1260, which generally includes shares in an exchange traded fund and certain other entities. If the term of the notes is one year or greater and the underlying includes an equity interest in an exchange traded fund, the IRS might assert that the constructive ownership transaction rules of Code section 1260 apply.

If the notes are treated as a constructive ownership transaction, any gain therefrom that otherwise would be long-term capital gain in excess of the “net underlying long-term capital gain” will be treated as ordinary income, and an interest charge will apply as if such income had accrued for tax purposes at a constant yield over the term of the notes. There is a presumption that all of the gain realized that otherwise would have been long-term capital gain is subject to recharacterization as ordinary income and an interest charge, unless the contrary is demonstrated by clear and convincing evidence. Accordingly, any gain a U.S. Holder realizes from the sale, exchange or redemption of its notes in excess of the amount of long-term capital gain that it can establish that it would have realized had it (1) invested in the underlying (rather than the notes) on the issue date of the notes, and (2) sold the underlying on the date of sale, exchange or redemption of the notes, could be recharacterized as ordinary income and subject to an interest charge, as described above.

Code section 1260 also provides that the U.S. Department of the Treasury is to issue regulations that would exclude from the scope of Code section 1260 certain forward contracts that do not convey “substantially all of the economic return” with respect to the applicable reference asset, which in the case of the notes would be all or a portion of the underlying. However, no such regulations have been issued despite the fact that Code section 1260 was enacted in 1999, and there can be no assurance that any regulations that may be issued would apply to securities that are issued before such regulations. Thus, although we believe that the notes should not be considered to convey substantially all the economic return with respect to the underlying, in the absence of regulations, there can be no assurance that the notes would not be so considered or that Code section 1260 would not otherwise apply to the notes.

You should consult with your tax advisor regarding the possible application of the constructive ownership transaction rules to the notes.

Medicare Tax

Certain U.S. Holders that are individuals, estates, and trusts must pay a 3.8% tax (the “Medicare Tax”) on the lesser of the U.S. Holder’s (1) “net investment income” or “undistributed net investment income” in the case of an estate or trust and (2) the excess of modified adjusted gross income over a certain specified threshold for the taxable year. “Net investment income” generally includes income from interest, dividends, and net gains from the disposition of property (such as the notes) unless such income or net gains are derived in the ordinary course of a trade or business (other than a trade or business that is a passive activity with respect to the taxpayer or a trade or business of trading in financial instruments or commodities). Net investment income may be reduced by allowable deductions properly allocable to such gross income or net gain. Any interest earned or deemed earned on the notes and any gain on sale or other taxable disposition of the notes will be subject to the Medicare Tax. If you are an individual, estate, or trust, you should consult with your tax advisor regarding application of the Medicare Tax to your income and gains in respect of your investment in the notes.

Securities Held Through Foreign Entities

Under certain provisions of the “Hiring Incentives to Restore Employment Act,” generally referred to as “FATCA,” and regulations thereunder, a 30% withholding tax is imposed on “withholdable payments” and certain “passthru payments” made to “foreign financial institutions” (as defined in the regulations or an applicable intergovernmental agreement) (and their more than 50% affiliates) unless the payee foreign financial institution agrees, among other things, to disclose the identity of any U.S. individual with an account at the institution (or the institution’s affiliates) and to annually report certain information about such account. The term “withholdable payments” generally includes (1) payments of fixed or determinable annual or periodical gains, profits, and income (“FDAP”), in each case, from sources within the United States, and (2) gross proceeds from the sale of any property of a type which can produce interest or dividends from sources within the United States. “Passthru payments” means any withholdable payment and any foreign passthru payment. To avoid becoming subject to the 30% withholding tax on payments to it, a financial institution may be required to report information to the IRS regarding the holders of the notes. In the case of holders who (i) fail to provide the relevant information, (ii) are foreign financial institutions who have not agreed to comply with these information reporting requirements, or (iii) hold the notes directly or indirectly through such non-compliant foreign financial institutions, a payor may be required to withhold on a portion of payments under the notes. FATCA also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or certify that they do not have any substantial U.S. owners) to withhold tax at a rate of 30%. If payments on the notes are determined to be from sources within the United States, such payments will be treated as withholdable payments for these purposes.

Withholding under FATCA will apply to all withholdable payments and certain passthru payments without regard to whether the beneficial owner of the payment is a U.S. person, or would otherwise be entitled to an exemption from the imposition of withholding tax pursuant to an applicable tax treaty with the United States or pursuant to U.S. domestic law. Unless a foreign financial institution is the beneficial owner of a payment, it will be subject to refund or credit in accordance with the same procedures and limitations applicable to other taxes withheld on FDAP payments provided that the beneficial owner of the payment furnishes such information as the IRS determines is necessary to determine whether such beneficial owner is a U.S.-owned foreign entity and the identity of any substantial U.S. owners of such entity. If such withholding applies, we will not be required to pay any additional amounts with respect to amounts withheld.

Subject to the exceptions described below, FATCA’s withholding regime generally will apply to (i) withholdable payments (other than gross proceeds of the type described above and certain payments made with respect to a “preexisting obligation,” as defined in the regulations), (ii) payments of gross proceeds of the type described above with respect to a sale or disposition occurring after December 31, 2018, and (iii) foreign passthru payments made after the later of December 31, 2018, or the date that final regulations defining the term “foreign passthru payment” are published. Notwithstanding the foregoing, the provisions of FATCA discussed above generally will not apply to (a) with respect to foreign passthru payments, any obligation (other than an instrument that is treated as equity for U.S. tax purposes or that lacks a stated expiration or term) that is issued on or prior to the date that is six months after the date on which final regulations defining foreign passthru payments are published (a “grandfathered obligation”), (b) any obligation that produces withholdable payments solely because the obligation is treated as giving rise to a dividend equivalent pursuant to Code section 871(m) and the regulations thereunder that is outstanding at any point prior to six months after the date on which obligations of its type are first treated as giving rise to dividend equivalents, and (c) any agreement requiring a secured party to make payments with respect to collateral securing one or more grandfathered obligations (even if the collateral is not itself a grandfathered obligation). Thus, if you hold your notes through a foreign financial institution or foreign entity, a portion of any of your payments may be subject to 30% withholding.

Information Reporting Regarding Specified Foreign Financial Assets

The Code and regulations thereunder generally require individual U.S. Holders (“specified individuals”) and “specified domestic entities” with an interest in any “specified foreign financial asset” to file an annual report on IRS Form 8938 with information relating to the asset, including the maximum value thereof, for any taxable year in which the aggregate value of all such assets exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year. Certain individuals are permitted to have an interest in a higher aggregate value of such assets before being required to file a report. Specified foreign financial assets include, with some limited exceptions, any financial account maintained at a foreign financial institution and any debt or equity interest in a foreign financial institution, including a financial institution organized under the laws of a U.S. possession, and any of the following that are held for investment and not held in an account maintained by a financial institution: (1) any stock or security issued by a person other than a U.S. person (including a person organized in a U.S. possession), (2) any financial instrument or contract that has an issuer or counterparty that is other than a U.S. person (including a person organized in a U.S. possession), and (3) any interest in a foreign entity. Additionally, the regulations provide that specified foreign financial assets include certain retirement and pension accounts and non-retirement savings accounts.

Pursuant to the regulations and subject to certain exceptions, “specified domestic entities” are domestic corporations, domestic partnerships, or certain trusts that are formed or used for the purposes of holding, directly or indirectly, specified foreign financial assets. Generally, specified domestic entities are certain corporations and partnerships, which are closely held by a specified individual and that meet passive income or passive asset tests, and, with certain exceptions, domestic trusts that have one or more specified individuals or specified domestic entities as a current beneficiary.

Depending on the aggregate value of your investment in specified foreign financial assets, you may be obligated to file an IRS Form 8938 under this provision if you are an individual U.S. Holder or a specified domestic entity. Penalties apply to any failure to file IRS Form 8938. In the event a U.S. Holder (either a specified individual or specified domestic entity) does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close before the date which is three years after the date such information is filed. You should consult your tax advisor as to the possible application to you of this information reporting requirement and the related statute of limitations tolling provision.

Non-U.S. Holders Generally

Except as provided under “Securities Held Through Foreign Entities” and “Substitute Dividend and Dividend Equivalent Payments,” payments made with respect to the notes to a holder of the notes that is not a U.S. Holder (a “Non-U.S. Holder”) and that has no connection with the United States other than holding its notes will not be subject to U.S. withholding tax, provided that such Non-U.S. Holder complies with applicable certification requirements. Any gain realized upon the sale or other disposition of the notes by a Non-U.S. Holder generally will not be subject to U.S. federal income tax unless (1) such gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder or (2) in the case of an individual, such individual is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met. Any effectively connected gains described in clause (1) above realized by a Non-U.S. Holder that is, or is taxable as, a corporation for U.S. federal income tax purposes may also, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Non-U.S. Holders that are subject to U.S. federal income taxation on a net income basis with respect to their investment in the notes should refer to the discussion above relating to U.S. Holders.

Substitute Dividend and Dividend Equivalent Payments

The Code and regulations thereunder treat a “dividend equivalent” payment as a dividend from sources within the United States. Unless reduced by an applicable tax treaty with the United States, such payments generally will be subject to U.S. withholding tax at a rate of 30%. A “dividend equivalent” payment is defined under the Code as (i) a substitute dividend payment made pursuant to a securities lending or a sale-repurchase transaction that (directly or indirectly) is contingent upon, or determined by reference to, the payment of a dividend from sources within the United States, (ii) a payment made pursuant to a specified notional principal contract (a “specified NPC”) that (directly or indirectly) is contingent upon, or determined by reference to, the payment of a dividend from sources within the United States, and (iii) any other payment determined by the IRS to be substantially similar to a payment described in the preceding clauses (i) and (ii).

Final regulations provide that a dividend equivalent is any payment that references the payment of (i) a dividend from an underlying security pursuant to a securities lending or sale-repurchase transaction, (ii) a dividend from an underlying security pursuant to a specified NPC, (iii) a dividend from an underlying security pursuant to a specified equity-linked instrument (a “specified ELI”), and (iv) any other substantially similar payment. The regulations provide that a payment includes a dividend equivalent payment whether there is an explicit or implicit reference to a dividend with respect to the underlying security. An underlying security is any interest in an entity if a payment with respect to that interest could give rise to a U.S. source dividend pursuant to Treasury regulation section 1.861-3. An NPC is a notional principal contract as defined in Treasury regulation section 1.446-3(c). An equity-linked instrument (“ELI”) is a financial instrument (other than a securities lending or sale-repurchase transaction or an NPC) that references the value of one or more underlying securities, including a futures contract, forward contract, option, debt instrument, or other contractual arrangement. A “section 871(m) transaction” is any securities lending or sale-repurchase transaction, specified NPC, or specified ELI.

For payments made before January 1, 2017, the regulations provide that a specified NPC is any notional principal contract (“NPC”) if (a) in connection with entering into the contract, any long party to the contract transfers the underlying security to any short party to the contract, (b) in connection with the termination of the contract, any short party to the contract transfers the underlying security to any long party to the contract, (c) the underlying security is not readily tradable on an established securities market, or (d) in connection with entering into the contract, the underlying security is posted as collateral by any short party to the contract with any long party to the contract. An NPC that is treated as a specified NPC pursuant to the preceding rule will remain a specified NPC on or after January 1, 2017.

Pursuant to Notice 2016-76, for any payment made on or after January 1, 2017 with respect to any transaction issued on or after January 1, 2017, any NPC or ELI that has a delta of one with respect to an underlying security when the NPC or ELI is issued is a specified NPC or specified ELI, respectively. For any payment made on or after January 1, 2018 with respect to any transaction issued on or after January 1, 2018, (a) a “simple” NPC or “simple” ELI that has a delta of 0.8 or greater with respect to an underlying security when the NPC or ELI is issued is a specified NPC or specified ELI, respectively, and (b) a “complex” NPC or “complex” ELI that meets a substantial equivalence test with respect to an underlying security at the time of issuance is a specified NPC or specified ELI, respectively.

Certain events could cause previously issued securities to be deemed to be issued as new securities for purposes of the effective dates provided in Notice 2016-76. For example, it is possible that the IRS could assert that a reconstitution or rebalancing of the underlying is a significant modification of the notes due to an exercise of discretion with respect to such reconstitution or rebalancing and, therefore, a deemed issuance of the notes upon the occurrence of such event. It is also possible that U.S. withholding tax could apply to the notes under these rules if a Non-U.S. Holder enters, or has entered, into certain other transactions in respect of the underlying equity or the notes. A Non-U.S. Holder that enters, or has entered, into other transactions in respect of the underlying or the notes should consult its own tax advisor regarding the application of Code section 871(m) to its notes in the context of its other transactions.

Withholding on payments will be based on actual dividends or, if stated in writing on the issue date of the notes, on estimated dividends used in pricing the security. If an adjustment is made for the actual dividends, then the true-up payment (in addition to the estimated dividend) is added to the per-share dividend amount. If a transaction is a section 871(m) transaction, information regarding the amount of each dividend equivalent, the delta of the potential 871(m) transaction, the amount of any tax withheld and deposited, the estimated dividend amount and any other information necessary to apply the regulations will be provided, communicated, or made available to Non-U.S. Holders in a manner permitted by the applicable regulations.

In accordance with Notice 2016-76, U.S. tax will be withheld on any portion of a payment or deemed payment (including, if appropriate, the payment of the purchase price) that is a dividend equivalent with respect to any security issued (or deemed issued) on or after January 1, 2017 and prior to January 1, 2018 that has a delta of one unless reduced by an applicable tax treaty and a properly executed IRS Form W-8 (or other qualifying documentation) is provided. Based on the terms of the notes and representations provided by us as of the applicable pricing date, our counsel is of the opinion that a security (exclusive of any other transactions that may be combined with the security as discussed herein) should not be a “delta-one transaction” within the meaning of Notice 2016-76. If withholding applies, we will not be required to pay any additional amounts with respect to amounts withheld. These final and temporary regulations are extremely complex. Non-U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences to them of these final and temporary regulations and whether payments or deemed payments on the notes constitute dividend equivalent payments.

U.S. Federal Estate Tax Treatment of Non-U.S. Holders

A security may be subject to U.S. federal estate tax if an individual Non-U.S. Holder holds the security at the time of his or her death. The gross estate of a Non-U.S. Holder domiciled outside the United States includes only property situated in the United States. Individual Non-U.S. Holders should consult their tax advisors regarding the U.S. federal estate tax consequences of holding the notes at death.

Potential Changes to the Tax Rules for Financial Instruments

Members of Congress have from time to time proposed legislation relating to financial instruments, including legislation that would require holders to annually mark to market affected financial instruments (potentially including the notes). These or other potential changes in law could adversely affect the tax treatment of the notes and may be applied with retroactive effect. You are urged to consult your tax advisor regarding how any such potential changes in law could affect you.

In Notice 2008-2, the IRS and the Treasury Department stated they are considering issuing new regulations or other guidance on whether holders of an instrument such as the notes should be required to accrue income during the term of the instrument. The IRS and Treasury Department also requested taxpayer comments on (1) the appropriate method for accruing income or expense (e.g., a mark-to-market methodology or a method resembling the noncontingent bond method), (2) whether income and gain on such an instrument should be ordinary or capital, and (3) whether foreign holders should be subject to withholding tax on any deemed income accrual. Additionally, unofficial statements made by IRS officials have indicated that they will soon be addressing the treatment of prepaid forward contracts in proposed regulations.

Accordingly, it is possible that regulations or other guidance may be issued that require holders of the notes to recognize income in respect of the notes prior to receipt of any payments thereunder or sale thereof. Any regulations or other guidance that may be issued could result in income and gain (either at maturity or upon sale) in respect of the notes being treated as ordinary income. It is also possible that a Non-U.S. Holder of the notes could be subject to U.S. withholding tax in respect of the notes under such regulations or other guidance. It is not possible to determine whether such regulations or other guidance will apply to your notes (possibly on a retroactive basis). You are urged to consult your tax advisor regarding Notice 2008-2 and its possible impact on you.

Backup Withholding and Information Reporting

A holder of the notes (whether a U.S. Holder or a Non-U.S. Holder) may be subject to backup withholding with respect to certain amounts paid to such holder unless it provides a correct taxpayer identification number, complies with certain certification procedures establishing that it is not a U.S. Holder or establishes proof of another applicable exemption, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. You can claim a credit against your U.S. federal income tax liability for amounts withheld under the backup withholding rules, and amounts in excess of your liability are refundable if you provide the required information to the IRS in a timely fashion. A holder of the notes may also be subject to information reporting to the IRS with respect to certain amounts paid to such holder unless it (1) is a Non-U.S. Holder and provides a properly executed IRS Form W-8 (or other qualifying documentation) or (2) otherwise establishes a basis for exemption. If such withholding applies, we will not be required to pay any additional amounts with respect to amounts withheld.

Supplemental Plan of Distribution

Under the terms of distributor accession confirmations with JPMS LLC and JPMorgan Chase Bank, N.A., each dated as of June 18, 2008, JPMS LLC and JPMorgan Chase Bank, N.A. will act as placement agents for the notes. The placement agents will receive a fee from Credit Suisse or one of our affiliates of $12.50 per $1,000 principal amount of notes. For additional information, see “Underwriting (Conflicts of Interest)” in the accompanying product supplement.

We expect to deliver the notes against payment for the notes on the Settlement Date indicated herein, which may be a date that is greater than three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Settlement Date is more than three business days after the Pricing Date, purchasers who wish to transact in the notes more than three business days prior to the Settlement Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as United States counsel to Credit Suisse, when the notes offered by this pricing supplement have been executed and issued by Credit Suisse and authenticated by the trustee pursuant to the indenture, and delivered against payment therefor, such notes will be valid and binding obligations of Credit Suisse, enforceable against Credit Suisse in accordance with their terms, subject to (i) applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, (ii) possible judicial or regulatory actions giving effect to governmental actions or foreign laws affecting creditors’ rights and (iii) concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York, except that such counsel expresses no opinion as to the application of state securities or Blue Sky laws to the notes. Insofar as this opinion involves matters governed by Swiss law, Davis Polk & Wardwell LLP has relied, without independent inquiry or investigation, on the opinion of Homburger AG, dated February 14, 2017 and filed by Credit Suisse as an exhibit to a Current Report on Form 6-K on February 14, 2017. The opinion of Davis Polk & Wardwell LLP is subject to the same assumptions, qualifications and limitations with respect to such matters as are contained in the opinion of Homburger AG. In addition, the opinion of Davis Polk & Wardwell LLP is subject to customary assumptions about the establishment of the terms of the notes, the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes, and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the opinion of Davis Polk & Wardwell LLP dated February 14, 2017, which was filed by Credit Suisse as an exhibit to a Current Report on Form 6-K on February 14, 2017. Davis Polk & Wardwell LLP expresses no opinion as to waivers of objections to venue, the subject matter or personal jurisdiction of a United States federal court or the effectiveness of service of process other than in accordance with applicable law. In addition, such counsel notes that the enforceability in the United States of Section 10.08(c) of the indenture is subject to the limitations set forth in the United States Foreign Sovereign Immunities Act of 1976.

Credit Suisse